UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

The Finish Line INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

317923100
(CUSIP Number)

Pyn-An Sun Monecor (London) Limited (trading as ETX Capital) One Broadgate London EC2M 2QS United Kingdom +44 (0)20 7392 1508
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

29th September 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 317923100	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Monecor (London) Limited (trading as ETX CAPITAL)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)☐
(b)☑
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,845,581

	6	SHARED VOTING POWER
00,000

	7	SOLE DISPOSITIVE POWER
6,845,581

	8	SHARED DISPOSITIVE POWER
00,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,845,581

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.03%

12	TYPE OF REPORTING PERSON (see instructions)
FI

CUSIP No. 317923100	13G	Page 3 of 6 Pages

Explanatory Note:   This report on Schedule 13G updates the report initially filed by the Reporting Person on Schedule 13D on September 8, 2017.

Item 1.

(a)	Name of Issuer The Finish Line Inc

(b)	Address of Issuer’s Principal Executive Offices 3308 North Mitthoeffer Road Indianapolis Indiana 46235

Item 2.

(a)	Name of Person Filing Monecor (London) Limited (trading as ETX Capital)

(b)	Address of the Principal Office or, if none, residence One Broadgate, London, EC2M 2QS, United Kingdom

(c)	Citizenship United Kingdom

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 317923100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 317923100	13G	Page 4 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 6,845,581

(b)	Percent of class: 17.03%

(c)	Number of shares as to which the person has: 6,845,581

	(i)	Sole power to vote or to direct the vote 6,845,581

	(ii)	Shared power to vote or to direct the vote 0.

	(iii)	Sole power to dispose or to direct the disposition of 6,845,581

	(iv)	Shared power to dispose or to direct the disposition of 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

The Reporting Person has a contingent obligation to purchase up to an additional 1,200,000 shares of  Common Stock (the “Put Shares”) upon any exercise of certain exchange traded put options on the Common Stock sold by the Reporting Person (the “Short Put Options”), which were entered into to hedge the Put CFDs described in Item 4.  The Reporting Person may be required to purchase shares of Common Stock pursuant to the Short Put Options upon exercise at any time on or prior to the expiration of such options and has no control over such exercise. The material terms of the Short Put Options are included in the table set forth below:

Date	Transaction Type	Share Quantity	Price Per Share in USD	Expiry
15 August 2017	Short Put Option	5,000 lots	12.00	Feb-18
17 August 2017	Short Put Option	5,000 lots	12.00	Feb-18
18 August 2017	Short Put Option	2,000 lots	12.00	Feb-18

Note: Each Short Put Option Lot relates to 100 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

CUSIP No. 317923100	13G	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 317923100	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Monecor (London) Limited (trading as ETX Capital)

2 October, 2017
Date

/s/ Andrew Edwards
Signature

Andrew Edwards/Director
Name/Title